Exhibit 99.1

FOR IMMEDIATE RELEASE	Media contacts:
September 5, 2024	Verizon
Katie Magnotta
katie.magnotta@verizon.com

Frontier
Chrissy Murray
chrissy.murray@ftr.com

Verizon to acquire Frontier

Expands fiber network to accelerate offering of premium broadband and mobility services to more customers nationwide

Key Highlights:
●	Increases scale with 2.2 million fiber subscribers and will extend Verizon’s network reach to 25 million premises across 31 states and Washington, D.C.
●	Transaction valued at $20 billion, expected to be accretive to revenue and Adjusted EBITDA growth upon closing
●	Verizon reaffirms full-year 2024 guidance
●	Projected to generate at least $500 million in annual run-rate cost synergies
●	Verizon to host investor conference call today at 8:00 AM Eastern Time

NEW YORK & DALLAS – September 5, 2024 – Verizon Communications Inc. (NYSE, NASDAQ: VZ) and Frontier Communications Parent, Inc. (NASDAQ: FYBR) today announced they have entered into a definitive agreement for Verizon to acquire Frontier in an all-cash transaction valued at $20 billion. This strategic acquisition of the largest pure-play fiber internet provider in the U.S. will significantly expand Verizon's fiber footprint across the nation, accelerating the company’s delivery of premium mobility and broadband services to current and new customers. It will also expand Verizon's intelligent edge network for digital innovations like AI and IoT.

The combination will integrate Frontier’s cutting-edge fiber network into Verizon's leading portfolio of fiber and wireless assets, including its best-in-class Fios offering. Over approximately four years, Frontier has invested $4.1 billion upgrading and expanding its fiber network, and now derives more than 50% of its revenue from fiber products. Frontier’s 2.2 million fiber subscribers across 25 states will join Verizon’s approximately 7.4 million Fios connections1 in 9 states and Washington, D.C. In addition to Frontier’s 7.2 million fiber locations, the company is committed to its plan to build out an additional 2.8 million fiber locations by the end of 2026.

“Connectivity is essential in nearly every part of our lives and work, and no one delivers better than Verizon,” said Verizon Chairman and CEO Hans Vestberg. “Verizon offers more choice, flexibility and value, and we continuously look for ways to provide the best product and network experience to our customers as we bolster our position as the provider of choice.”

Vestberg added: “The acquisition of Frontier is a strategic fit. It will build on Verizon’s two decades of leadership at the forefront of fiber and is an opportunity to become more competitive in more markets throughout the United States, enhancing our ability to deliver premium offerings to millions more customers across a combined fiber network.”

“Less than four years ago, we set out an ambitious plan to Build Gigabit America, the digital infrastructure this country needs to thrive for generations to come,” said Nick Jeffery, President and CEO of Frontier. “Today’s announcement is recognition of our progress building a best-in-class fiber network and delivering reliable, high-speed broadband to millions of customers across the country. It’s also a vote of confidence for the future of fiber. I am confident that this delivers a significant and certain cash premium to Frontier’s shareholders, while creating exciting new opportunities for our employees and expanding access to reliable connectivity for more Americans.”

Customer and Strategic Benefits:

●
Extends Verizon premium offerings and experience to Frontier’s consumer and small business customers. Frontier customers and those previously outside Verizon’s fiber footprint are expected to gain more choice and access to Verizon’s premium mobility, home internet, streaming and connected home offerings, alongside premium business products like Verizon Business Complete.

●
Creates market-leading broadband network with superior scale and distribution. Frontier’s consumer fiber network, one of the largest and fastest-growing nationally, can be immediately and seamlessly integrated upon closing directly into Verizon’s award-winning Fios network, meeting existing Fios standards. Today, Verizon and Frontier have approximately 10 million fiber customers across 31 states and Washington D.C. with fiber networks passing over 25 million premises, and both companies expect to increase their fiber penetration between now and closing.

●
Unites Frontier’s premium broadband offering with Verizon’s premium mobile offering. Combined Mobile and Home Internet customers show increased loyalty and have an improved rate of churn by approximately 50% for postpaid mobility, which is expected to improve Verizon’s mobility economics.

●
Increases reach across more markets. Verizon will gain access to Frontier’s high-quality customer base in markets highly complementary to Verizon’s core Northeast and Mid-Atlantic markets. Frontier’s footprint offers substantial room for increased penetration in both fiber and mobility services and Verizon is well positioned with stores throughout Frontier’s territory.

●
Aligns with Verizon’s long-term strategic plan. The acquisition of Frontier is consistent with Verizon’s core strategy of growing and strengthening customer relationships. This transaction is expected to expand Verizon’s share of the nationwide broadband market, building upon Verizon’s two decades of leadership at the forefront of fiber.

Substantial Financial Benefits:

●	Accretive to Verizon’s earnings. The transaction is expected to be accretive to Verizon's revenue and Adjusted EBITDA growth rates upon closing.

●	Drives significant cost synergies. Verizon expects to realize at least $500 million in run-rate cost synergies by year three from benefits of increased scale and distribution and network integration.

●
Maintains Verizon’s financial strength, flexibility and consistent capital allocation approach. Following the closing of the transaction, Verizon will continue to have a strong balance sheet and liquidity profile. The company will maintain its capital allocation priorities, characterized by prudent investment in the business, a commitment to maintaining an industry-leading dividend and continued debt reduction.

Additional Transaction Details:

Under the terms of the agreement, Verizon will acquire Frontier for $38.50 per share in cash, representing a premium of 43.7% to Frontier’s 90-Day volume-weighted average share price (VWAP) on September 3, 2024, the last trading day prior to media reports regarding a potential acquisition of Frontier. The transaction is valued at approximately $20 billion of enterprise value.

The transaction has been unanimously approved by the Verizon and Frontier Boards of Directors. The transaction is expected to close in approximately 18 months, subject to approval by Frontier shareholders, receipt of certain regulatory approvals and other customary closing conditions.

Verizon Reaffirms Full-Year 2024 Guidance:

●	Total wireless service revenue growth[2] of 2.0 percent to 3.5 percent.
●	Adjusted EBITDA growth[3] of 1.0 percent to 3.0 percent.
●	Adjusted EPS[3] of $4.50 to $4.70.
●	Capital expenditures between $17.0 billion and $17.5 billion.
●	Adjusted effective income tax rate[3] in the range of 22.5 percent to 24.0 percent.

Advisors:
Centerview Partners LLC and Morgan Stanley & Co. LLC acted as financial advisors to Verizon and Debevoise & Plimpton LLP acted as legal counsel. PJT Partners served as financial advisor to the Strategic Review Committee of the Board of Directors of Frontier, and Barclays served as financial advisor to Frontier. Cravath, Swaine & Moore LLP served as legal advisor to Frontier, and Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal advisor to the Strategic Review Committee of the Board of Directors of Frontier.

Conference Call Information:
Verizon management will conduct a conference call today, September 5, 2024, at 8:00 AM Eastern Time to discuss this announcement. Access to a live audio webcast and slide presentation will be available on its Investor Relations website, https://www.verizon.com/about/investors. An archive of the webcast will be available on the website.

1 Metrics reflect an aggregation of Consumer and Business segments.
2 Total wireless service revenue represents the sum of Consumer and Business segments.
3 Non-GAAP financial measure. See   www.verizon.com/about/investors for additional information about non-GAAP financial measures cited in this document. The company does not provide a reconciliation for any of these adjusted (non-GAAP) forecasts because it cannot, without unreasonable effort, predict the special items that could arise, and the company is unable to address the probable significance of the unavailable information.

About Verizon
Verizon Communications Inc. (NYSE, Nasdaq: VZ) powers and empowers how its millions of customers live, work and play, delivering on their demand for mobility, reliable network connectivity and security. Headquartered in New York City, serving countries worldwide and nearly all of the Fortune 500, Verizon generated revenues of $134.0 billion in 2023. Verizon’s world-class team never stops innovating to meet customers where they are today and equip them for the needs of tomorrow. For more, visit verizon.com or find a retail location at verizon.com/stores.

VERIZON’S ONLINE MEDIA CENTER: News releases, stories, media contacts and other resources are available atverizon.com/news. News releases are also available through an RSS feed. To subscribe, visit www.verizon.com/about/rss-feeds/.

About Frontier
Frontier (NASDAQ: FYBR) is the largest pure-play fiber provider in the U.S. Driven by our purpose, Building Gigabit America®, we deliver blazing-fast broadband connectivity that unlocks the potential of millions of consumers and businesses.  For more information, visit www.frontier.com.

Verizon Contacts

Investor Relations
Brady Connor
george.connor@verizon.com

Media
Katie Magnotta
katie.magnotta@verizon.com

Frontier Contacts

Investor Relations
Spencer Kurn
spencer.kurn@ftr.com

Media
Chrissy Murray
chrissy.murray@ftr.com

Forward-Looking Statements

In this communication, we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “forecasts,” “hopes,” “intends,” “plans,” “targets” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see our and Frontier’s most recent annual and quarterly reports and other filings filed with the SEC.

Factors which could have an adverse effect on our operations and future prospects include, but are not limited to, the following: risks relating to the proposed transactions, including in respect of the ability to obtain required regulatory approvals and approval by Frontier’s stockholders, and the satisfaction of other closing conditions on a timely basis or at all; unanticipated difficulties and/or expenditures relating to the proposed transactions and any related financing; uncertainties as to the timing of the completion of the proposed transactions; litigation relating to the proposed transactions; the impact of the proposed transactions on each company’s business operations (including the threatened or actual loss of subscribers, employees or suppliers); the inability to obtain, or delays in obtaining cost savings and synergies from the proposed transactions; incurrence of unexpected costs and expenses in connection with the proposed transactions; risks related to changes in the financial, equity and debt markets; and risks related to political, economic and market conditions. In addition, the risks to which Frontier’s business is subject, including those risks set forth in Part I, Item 1A of Frontier’s most recent Annual Report on Form 10-K and its periodic reports filed with the SEC, could adversely affect the proposed transactions and, following the completion of the proposed transactions, our operations and future prospects.

Important Additional Information and Where to Find It

This press release may be deemed to be in solicitation material in respect of the proposed acquisition of Frontier by Verizon. In connection with the proposed transactions, Frontier intends to file with the SEC a proxy statement on Schedule 14A (the “Proxy Statement”), in preliminary and definitive form, the definitive version of which will be sent or provided to Frontier stockholders. Verizon or Frontier may also file other documents with the SEC regarding the proposed transactions.

This document is not a substitute for the Proxy Statement or any other relevant document which Frontier may file with the SEC. Promptly after filing its definitive Proxy Statement with the SEC, Frontier will mail or provide the definitive Proxy Statement and a proxy card to each Frontier stockholder entitled to vote at the meeting relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC (WHEN THEY ARE AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTIONS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement and other documents that are filed or will be filed with the SEC by Frontier or Verizon (when they are available) through the website maintained by the SEC at www.sec.gov, Frontier’s investor relations website at investor.frontier.com or Verizon’s investor relations website at verizon.com/about/investors.

Participants in the Solicitation

Verizon, Frontier and Frontier’s directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Frontier in connection with the proposed transactions. Information about Frontier’s directors and executive officers is set forth in the the Frontier Proxy Statement on Schedule 14A for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024. To the extent holdings of Frontier’s securities by its directors or executives officers have changed since the amounts set forth in such 2024 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in Frontier’s definitive Proxy Statement relating to the proposed transactions when it is filed by Frontier with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or Frontier’s website at investor.frontier.com.